

BORDERS GROUP

ANNUAL REPORT 2001

check this out

Check This Out

There's more inside every Borders Group store. More service. More targeted selection. More customer smiles. And that's translating into higher sales, higher average purchases and more value for shareholders. You've gotta come in… and check this out.



dear fellow shareholders

There's a lot more to Borders Group than meets the eye. Interestingly enough, it took a difficult year to bring our best qualities to the surface. Despite a lingering recession and the devastating impact of September's terrorist attacks, we finished 2001 stronger than expected.

For the year, consolidated sales hit a record high of $3.39 billion. Same store sales also grew, rising 2% in our core business. Profits in the Borders segment climbed 26% for the year, and we continued to gain market share while strengthening our financial position. Despite predictions for a soft holiday season, Borders Group met 2001 earnings expectations with strong holiday sales and disciplined management control. For the year, our stock rose nearly 70% while the S&P 500 Index declined by approximately 13%.

By continuing to execute our focused four-point business plan, with an overarching renewed commitment to customer service, we are deepening our relationships with customers and delivering greater value to shareholders.

1. BUILDING OUR CORE BUSINESS

Our uniquely productive store model and strong customer focus distinguish us in the marketplace. We continue to refine and expand our core business through our innovative application of Category Management, increasing market share and elevating our best-in-class status.

2. DRIVING INTERNATIONAL GROWTH

The global marketplace remains a big growth opportunity. We've kept our International operations on a clear path to profitability by leveraging our infrastructure investments and expanding established markets.

3. LEVERAGING ALLIANCES AND TECHNOLOGY

Strategic alliances allow us to focus on our core business, enhancing both the shopping experience and our bottom line. We also continue to invest in popular in-store Web-based technology, enabling us to continually improve service to customers.

4. MAXIMIZING CASH FLOW AT WALDENBOOKS

We have preserved Waldenbooks ability to generate funds that fuel growth across our company, while containing costs at the convenience-based mall stores.

As a company that understands people are critical to success, we've continued enterprise-wide efforts to improve the value of employment at Borders Group, addressing a full range of factors including training, salaries and benefits. This emphasis has dramatically reduced turnover throughout the organization.

How did we continue to produce "more" in an environment of "less"? While there are many reasons for our solid performance, they can be summed up in a single word—focus.

OUR CORE BUSINESS IS STRONG AND GROWING

Before 2001 began, Borders Group put in place a series of initiatives to drive growth and capture emerging opportunities in our core domestic market. These initiatives are working. During the year, we opened 29 new domestic Borders superstores, ending the year with 363 stores. We also rolled out new processes, streamlined organizational structures and heightened efficiencies to improve performance in existing stores.

For the year, Borders stores generated $2.2 billion in sales, up 7.7% over 2000. Comparable store sales increased by 2% against our goal for the year of 3%. Certainly, factors such as the September 11 terrorist attacks, which destroyed our flagship store in the World Trade Center, had a significant impact on this result. We are pleased with our profit performance and look forward to future improvement and growth on the bottom line, yet remain focused on improving our comp store sales performance.

At the heart of our core business growth strategy is Category Management, a proven process that we've applied to our business with powerful results. Each category in the store is treated as a business unit with a distinct role in meeting customer needs and unique, measurable sales goals. Customer research is key to the process. By constantly monitoring customer desires and other data, we can fine-tune our inventory and create the ultimate shopping experience within each category. To achieve this goal, we've integrated our merchandising and marketing teams to unify the buying and selling process, and are closely collaborating with our vendors.

Category Management also allows us to target our marketing and promotions, contributing to higher sales and brand awareness. Specialized print ads in key major markets and a refocused holiday catalog strategy helped us achieve higher average purchases and increased store traffic for holiday 2001.

In the field, we completed a formal reorganization of store management and staff to maximize our resources in key markets and to create a flexible structure that can be adapted to customer needs. Employees at all locations responded well to the challenge of change and worked extremely hard to make the transition a smooth one. Their dedication to consistent store execution and outstanding customer service is a major reason for our success during the crucial holiday season.

Category Management will continue to play a dominant strategic role in driving our total and comp store sales goals for Borders stores. We intend to maintain and strengthen our core book category while improving the performance of our music offering. During 2001, we completed our transition away from VHS-format movies and entertainment, and look forward to building our leadership within the DVD category. Our decision to expand gifts and stationery into an established department within our stores has paid off and we expect to see its contribution stabilize at a positive level.

INTERNATIONAL EXPANSION FUELS GROWTH

"Potential." It's the word most used in years past to describe our international expansion strategy. In 2001, we moved beyond "potential" to "realization." Borders Group opened eight new Borders superstores last year in Australia, Puerto Rico and the U.K., ending the year with a total of 22 overseas Borders locations throughout Australia, England, New Zealand, Puerto Rico, Scotland and Singapore. In addition, we operate 36 Books etc. locations in the U.K.

financial highlights

(dollars in millions except per share data)	Fiscal Year Ended Jan. 27, 2002	Jan. 28, 2001	Jan. 23, 2000
Sales[1]	$ 3,387.9	$ 3,271.2	$ 2,968.4
% increase[2]	5.1%	8.6%	14.4%
Consolidated income[3]	$ 109.3	$ 96.8	$ 97.4
Consolidated diluted income per share[3]	$ 1.32	$ 1.21	$ 1.21
Consolidated EBITDA[3][4]	$ 288.1	$ 266.6	$ 260.0
Consolidated net cash (debt)	$ 106.9	$ (85.3)	$ (94.5)
Return on beginning equity[3]	12.9%	12.1%	13.6%

(1) Excludes discontinued operations.
(2) Based on 52-week % change, excludes the first week of fiscal 2000.
(3) Excludes discontinued operations, unusual items, and $3.0 million of pre-tax gains relating to the terrorist attacks on September 11, 2001, as mentioned in Notes 3–6 to the consolidated financial statements.
(4) Earnings before interest, taxes, depreciation and amortization.

CONSOLIDATED SALES
(dollars in millions)



BORDERS
$2,234.1
66%
WALDENBOOKS
$902.1
27%
INTERNATIONAL
$251.7
7%

SEGMENT SALES[1] *(dollars in millions)*

BORDERS



2,500
2,000
1,500
1,000
500
0
1,841.1
2,107.7
2,234.1
1999
2000
2001

WALDENBOOKS



1,000
800
600
400
200
0
959.1
944.3
902.1
1999
2000
2001

INTERNATIONAL



300
250
200
150
100
50
0
168.2
219.2
251.7
1999
2000
2001

SEGMENT EBITDA[3][4] *(dollars in millions)*

BORDERS



250
200
150
100
50
0
167.5
186.5
217.2
1999
2000
2001

WALDENBOOKS



100
80
60
40
20
0
91.9
76.6
67.0
1999
2000
2001

INTERNATIONAL



10
8
6
4
2
0
1.7
4.1
9.8
1999
2000
2001



DESPITE PREDICTIONS FOR A SOFT HOLIDAY SEASON, BORDERS GROUP MET 2001 EARNINGS EXPECTATIONS WITH STRONG HOLIDAY SALES AND DISCIPLINED MANAGEMENT CONTROL. FOR THE YEAR, OUR STOCK ROSE NEARLY 70% WHILE THE S&P 500 INDEX DECLINED BY APPROXIMATELY 13%.

Greg Josefowicz

International sales grew to $251.7 million in 2001, a 15.9% increase over the year prior. By leveraging our nearly completed infrastructure investment in distribution, technology and human resources overseas, we improved EBITDA in the segment by 139% over 2000 levels and project segment profitability by 2003 as stores mature. We're well on the way, gaining confidence in store model metrics while continuing to improve with scale. As the segment grows, we expect to see mature international stores achieve productivity gains on par with our core domestic business.

We've learned a lot since opening our first overseas location in Singapore in 1997. It's clear that our unique style of retail is appealing worldwide and that there is a growing market of customers ready to bond with our brand.

We continue to refine our successful retail model, recently introducing suburban shopping park stores to complement our major urban locations. Often, refinements we make overseas—including advances in store layout, signage and promotions—are so effective that we integrate them domestically, too.

Our long-term plan for the International segment is to remain focused primarily on expansion in the U.K. and Australia, where we operate 18 Borders stores. By 2005, we expect to more than triple the number of Borders stores overseas with emphasis on the U.K. and Australia, increasing revenues by $600 to $700 million.

International expansion is proving to be the right move at the right time. We look forward to 2003, when we anticipate the segment to be profitable as a whole.

ALLIANCES AND TECHNOLOGY IMPROVE SERVICE AND RESULTS

It was a year of breakthrough alliances for Borders Group. In the first quarter, we negotiated two different outsourcing agreements, both designed to improve the customer experience, while allowing us to focus on what we do best in the world of bricks-and-mortar retailing.

Our alliance with lead book wholesaler and fulfillment expert Ingram Book Group to handle special order book fulfillment has unfolded as planned. Through this agreement, we have been able to consolidate distribution functions, reducing our expenses and allowing us to deploy resources in other more productive areas.

Borders Group made news in April 2001 when we announced our agreement with Amazon.com to launch a co-branded e-commerce site. The new site enables our customers to enjoy the convenience of online shopping while allowing us to focus on strengthening our core business.

The co-branded site gives our company another important opportunity. It features a link to BordersStores.com, a site developed and maintained by Borders Group. This site delivers an online informational service to customers who love the Borders store experience. On the site, they can locate stores, check out upcoming in-store events and even see if a particular item is available at their favorite Borders locations and have it held for later purchase and pick up.

We look forward to extending the benefits of our alliance with Amazon.com with additional services that emphasize the connection between shopping online and in our stores.

Technology is also a big part of the Borders experience. Every Borders location has several Title Sleuth self-help stations designed to help customers locate exactly what they are looking for within each store. The innovative Web-based computer kiosks also provide recommendations and store event listings. Each week, an average of 1.6 million searches are conducted on Title Sleuth stations. "Sister store availability" has been added to Title Sleuth so customers can check the inventory of more than one Borders store in their area, adding to the convenience the service offers.

CAPTURING VALUE AT WALDENBOOKS

The Waldenbooks segment continues to contribute a significant portion of our consolidated profits and free cash flow. Preserving the ability of Waldenbooks to generate this financial contribution is central to our corporate strategy.

We continue to take a hard look at how to improve this segment. In 2001, we closed 53 under-performing Waldenbooks stores and have begun to apply Category Management techniques to drive sales and transaction size in our mall-based business.

Waldenbooks performed extremely well in the fourth quarter of 2001, with sales of over $375 million and same store sales increases of 1.9%, well above what was expected. This success can be attributed to several factors including consistent store execution, a customer service focus and the impressive contribution of Waldenbooks' seasonal kiosk business, which included nearly 700 Day-By-Day Calendar kiosks in 2001. Kiosk sales were strong for the year due primarily to initiatives such as opening key locations earlier in the season.

The Waldenbooks brand has strength. The largest mall player with 827 locations at year-end 2001, Waldenbooks is forging even deeper relationships with its most loyal customers—three million members of the Preferred Readers loyalty program. Preferred Readers shop with Waldenbooks more often and spend more than other customers. In 2001, we established a Preferred Reader Web site as a service to our best customers and began effective targeted e-mail marketing campaigns.

MAINTAINING A CLEAR AND STEADY COURSE

Our efforts throughout 2001 have positioned Borders Group well for continued growth and increased shareholder value. Our plan is in place. Important initiatives, such as Category Management, are progressing steadily and generating results. We've proven ourselves in a difficult year and are well positioned for an improving economy.

The year ahead will be one of continued focus, refinement and execution. Our long-term financial goals are to increase annual consolidated revenues by 8% to 10% and annual consolidated earnings by 13% to 15%. We will achieve this by adhering to our focused four-point plan. We believe in the ability and commitment of our entire organization to meet these goals, and enter 2002 with great optimism and excitement.

Thank you for your continued support of our business plan and strategy. I am more confident than ever that we are on the right course and I look forward to reporting to you our progress in the year ahead.

Sincerely,

Gregory P. Josefowicz

Chairman, President and Chief Executive Officer

step inside

To really understand what's going on at Borders Group, you have to step inside. Throughout our more than 380 Borders stores around the world and over 800 Waldenbooks mall locations, we're finding new ways to surprise and delight customers—and turn them into lifelong friends. From store employees who excel at service to initiatives like Category Management, we're finding new ways to increase store visits and the amount of time and money customers spend when they walk through our doors. In retail parlance, it's called "building experiences." We know it's really about building relationships. And the stronger those relationships become, the more value we create for our shareholders.

Take a look around and see what we mean...

THE AVERAGE CUSTOMER VISIT TO BORDERS® IS 54 MINUTES

Borders has become an ideal "third place" in many people's lives—away from work, away from home, but close to so many hearts. It's more than the comfy chairs, listening stations, great staff or even the Mocha Freezes. It's the way we meet so many different needs on so many levels... knowledge, inspiration, fun, exploration, friendship, family. We've created a rewarding experience and customers reward us for it. With more time per visit. And higher per-visit sales.

00:54

(and counting)









seek

and we shall find

TITLE SLEUTH™ HELPS CONVERT BROWSERS INTO BUYERS

We're all searching for something. But if it's a book, CD or movie, you're going to get help finding it on Title Sleuth at Borders. These technologically advanced self-help computer stations shoulder more than 1.6 million searches per week. And they still have the energy to provide recommendations and upcoming event listings. Title Sleuth even maps the location of your item in the store. If what you want isn't there, Title Sleuth hunts it down elsewhere to keep you happy (and keep the sale with us).


SLEUTH

FROM CLASSIC TO COMIC, OUR CORE BOOK BUSINESS IS STRONG AND GROWING

They say big new titles aren't selling like they used to? D'oh! At Borders, they're doing just fine. But so are books throughout our stores—from our deep backlist to the bargain table. Right now, all kinds of books make up more than 60% of our total sales and are helping to push increases in comps. We're reading good things into the future as key book-buying demographics like higher income, age and education trend in our favor.

Homer to Homer


ILIAD
HOMER
Translated and with an Introduction by
RICHMOND
SIMPSONS
COMICS
SPECTACULAR

BORDERS BEATS THE COMPETITION ACROSS THE BOARD

We hate to brag, but our stores are the most productive in the business. Both superstores and mall locations generate higher sales per square foot than the competition and higher sales per store. We turn more profit, too. Combined with our leadership in product availability, service and customer satisfaction, Borders Group ranks No. 1 in just about every profitability and return measure that matters. And we're working hard to stay there.


BORDERS STORES
PROFITS INCREASED 25.6%
$85.9
MILLION IN 2001
$68.4
MILLION IN 2000

no one else quite stacks up




RDERS











a world

of opportunities

FOUR CONTINENTS... SIX COUNTRIES... UNLIMITED POTENTIAL...

In 1997, when Borders opened its first International store in Singapore, the custom there was to keep new books shrink-wrapped in plastic. We took the wraps off and uncovered a lucrative overseas market estimated at $10 billion. Today, with 22 International Borders stores throughout Australia, England, New Zealand, Puerto Rico, Scotland and Singapore, we're building a global footprint like no other book retailer in the world. We plan to open eight additional overseas locations in 2002, and look forward to achieving profitability within the segment in 2003.


















BORDERS
REGISTERS
BORDERS BOOKS & MUSIC


PREFERRED READER®
Waldenbooks

WALDENBOOKS® LOYALTY PROGRAM SPURS REPEAT VISITS AND SALES

After more than a decade, you get to know a person. Or three million of them. One of the longest running and largest customer loyalty programs in retail, the Waldenbooks Preferred Reader® program is three million members strong. We cater to these book lovers with news about their favorite authors, exclusive opportunities and special deals just for them. They respond by shopping more often, spending more than other customers and making us (not to mention our shareholders) smile.

we've grown accustomed to your smile


Mystery
Young
READERS
ACTION
TRAVEL
ROMANCE
Cafe

just what i always wanted

CATEGORY MANAGEMENT DRIVES HIGHER SATISFACTION AND SALES

Ask customers what they want and they'll tell you. That's what Borders Group is doing with Category Management—the focused process of seeking customer input and managing key departments in our store as their own business units. As a result, we're able to deliver more of what our customers really want in crucial "categories" throughout our store. It creates a feeling that each store was designed especially for them. And that's helping us drive sales, increase market share and win legions of loyal fans.


Waldenboo

not your ordinary mall store

BREATHING FRESH LIFE INTO A RETAIL LEGEND

Waldenbooks knows America's malls better than all the pre-dawn power walkers and teenagers combined. With stores in all 50 states, Waldenbooks is America's largest mall-based book retailer with locations in top shopping destinations, effective lease terms and the expertise to capitalize on growth opportunities like our popular seasonal kiosks. Sure, mall traffic is still sluggish. But with new plans in place, Waldenbooks was one of 2001's biggest holiday surprises and continues to contribute a significant portion of our consolidated profits and free cash flow.

ALLIANCES HELP US FOCUS ON WHAT WE DO BEST—MAKING CUSTOMERS HAPPY

In 2001, Borders Group forged important alliances with Amazon.com and Ingram Book Group. Two leaders. Two ways to help us create more fulfilling (and profitable) customer relationships. With these agreements, our customers gain the best experience possible, while we focus all of our energies and resources on what's made us the best-in-class bookseller.

with a little help from our friends



Netscape: Am
www.amazon.com/exec/obidos/tg/browse/-/283155/re
RDERS
teamed with
YOUR STORE
ELECTRONICS
BROWSE SUBJECTS
BESTSELLERS
MAGAZINES
Super Saver Shippi
SEARCH BOOKS
Books
WELCOME TO BO
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Save 30% or more

“Borders Group has the makings of a bestseller.”

FORBES.COM, DEC. 4, 2001

financial and operating data

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

(dollars in millions except per share data)

The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's consolidated financial statements and the notes thereto.

		Fiscal Year Ended			
Statement of Operations Data	Jan. 27, 2002	Jan. 28, 2001[1]	Jan. 23, 2000	Jan. 24, 1999	Jan. 25, 1998
Borders sales	$ 2,234.1	$ 2,107.7	$ 1,841.1	$ 1,525.6	$ 1,267.4
Waldenbooks sales	902.1	944.3	959.1	948.7	970.0
International sales	251.7	219.2	168.2	120.7	28.6
Total sales	$ 3,387.9	$ 3,271.2	$ 2,968.4	$ 2,595.0	$ 2,266.0
Operating income before asset impairments and other writedowns	$ 182.4	$ 171.3	$ 171.0	$ 167.3	$ 138.0
Asset impairments and other writedowns	25.4	36.2	—	—	—
Operating income from continuing operations	$ 157.0	$ 135.1	$ 171.0	$ 167.3	$ 138.0
Income from continuing operations	$ 87.4	$ 73.8	$ 94.0	$ 92.1	$ 80.2
Discontinued operations, net of tax					
Loss from operations of All Wound Up	$ —	$ 10.8	$ 3.7	$ —	$ —
Loss on disposition of All Wound Up	$ —	$ 19.4	$ —	$ —	$ —
Net income	$ 87.4	$ 43.6	$ 90.3	$ 92.1	$ 80.2
Diluted earnings per common share	$ 1.06	$ 0.54	$ 1.13	$ 1.12	$ 0.98
Diluted earnings per common share from continuing operations	$ 1.06	$ 0.92	$ 1.17	$ 1.12	$ 0.98
Diluted earnings per common share before unusual items[2]	$ 1.32	$ 1.21	$ 1.17	$ 1.12	$ 0.98
Balance Sheet Data					
Working capital	$ 335.4	$ 217.2	$ 170.3	$ 144.5	$ 137.0
Total assets	$ 2,179.3	$ 2,047.1	$ 1,914.8	$ 1,766.6	$ 1,534.9
Short-term borrowings	$ 81.6	$ 143.5	$ 133.4	$ 131.9	$ 122.5
Long-term capital lease obligations, including current portion	$ 51.4	$ 15.8	$ 18.8	$ 8.5	$ 10.0
Stockholders' equity	$ 949.9	$ 846.5	$ 802.6	$ 715.1	$ 598.1

(1) The Company's 2000 fiscal year consisted of 53 weeks.

(2) Unusual items include discontinued operations, fulfillment center and other inventory writedowns, legal settlement expense, asset impairments and other writedowns, and $3.0 million of pre-tax gains relating to the terrorist attacks on September 11, 2001.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

Borders Group, Inc. (the Company), through its subsidiaries, is the second largest operator of book and music superstores and the largest operator of mall-based bookstores in the world based upon both sales and number of stores. As of January 27, 2002, the Company operated 385 superstores primarily under the Borders name, including 12 in the United Kingdom, six in Australia, two in Puerto Rico, and one each in Singapore and New Zealand. The Company also operated 827 mall-based and other bookstores primarily under the Waldenbooks name, and 36 bookstores under the Books etc. name in the United Kingdom.

The Company's business strategy is to continue its growth and increase its profitability through (i) expanding and refining its core superstore business, (ii) driving international growth by leveraging infrastructure investments and expanding established markets, (iii) leveraging strategic alliances and in-store Web-based commerce technologies which enhance the customer experience, and (iv) maximizing cash flow at Waldenbooks by containing costs. Specifically, the Company expects to open an average of 40 domestic Borders stores annually over the next several years. International store growth over the next several years will focus on existing markets, primarily in the United Kingdom and Australia, with approximately eight to ten international store openings annually. Full year profitability is expected to be achieved by the International segment in 2003. The Waldenbooks segment has experienced decreased comparable sales percentages for the past few years primarily due to the overall decrease in mall traffic and the impact of superstore openings. As a result, the Company has developed a plan for the optimization of its store base in order to improve net income and free cash flow. This plan could result in further store closing costs or asset impairments over the next few years. Overall, the Company expects these initiatives to support consolidated annual sales growth of 8% to 10% and consolidated annual earnings growth of 13% to 15%.

In August 2001, the Company entered into an agreement with Amazon.com, Inc. to re-launch Borders.com as a co-branded Web site powered by Amazon.com's e-commerce platform. Amazon.com is the seller of record, providing inventory, fulfillment, site content, and customer service for the co-branded site.

The Company's fiscal year ends on the Sunday immediately preceding the last Wednesday in January. Fiscal 2001 consisted of 52 weeks and ended January 27, 2002. Fiscal 2000 consisted of 53 weeks and ended January 28, 2001. Fiscal 1999 consisted of 52 weeks and ended January 23, 2000. References herein to years are to the Company's fiscal years.

RESULTS OF OPERATIONS

The following table presents the Company's consolidated statements of operations data, as a percentage of sales, for the three most recent fiscal years.

	Jan. 27, 2002	Jan. 28, 2001	Jan. 23, 2000
Sales	100.0%	100.0%	100.0%
Cost of merchandise sold (includes occupancy)	72.0	72.0	71.7
Fulfillment center and other inventory writedowns	0.3	—	—
Gross margin	27.7	28.0	28.3
Selling, general and administrative expenses	22.0	22.5	22.1
Legal settlement expense	0.1	—	—
Pre-opening expense	0.2	0.2	0.3
Goodwill amortization	0.1	0.1	0.1
Operating income before asset impairments and other writedowns	5.3	5.2	5.8
Asset impairments and other writedowns	0.7	1.1	—
Operating income	4.6	4.1	5.8
Interest expense	0.4	0.4	0.6
Income before income tax	4.2	3.7	5.2
Income tax	1.6	1.4	2.0
Income from continuing operations	2.6	2.3	3.2
Discontinued operations, net of tax:			
Loss from operations of All Wound Up	—	0.4	0.2
Loss on disposition of All Wound Up	—	0.6	—
Net income	2.6%	1.3%	3.0%

CONSOLIDATED RESULTS

Sales

Consolidated sales increases in fiscal 2001 and 2000 resulted primarily from the opening of new Borders superstores and increases in comparable store sales for Borders superstores of 2.0% and 2.3%, respectively.

Gross margin

Consolidated gross margin decreased as a percentage of sales in both 2001 and 2000. The decrease in 2001 primarily resulted from an $8.7 million pre-tax charge for the writedown of inventory affected by the Company's agreement with Ingram Book Company (Ingram). On

March 15, 2001, the Company announced an agreement with Ingram, a wholesaler of books, spoken audio and magazines, pursuant to which Ingram provides fulfillment services for the Company's special order book sales. The agreement included the sale to Ingram of a large percentage of the book inventory housed in the Company's fulfillment center in LaVergne, Tennessee, which handled the function assumed by Ingram. The decrease in 2000 gross margin was driven by lower gross margin percentages for both the Borders and Waldenbooks segments. Among the reasons for the decrease in gross margin percentage of Borders was a change in sales mix to lower margin items. The decrease in gross margin percentage of Waldenbooks was due to its fixed expenses being spread over a smaller store base, as well as lower sales volume in 2000 compared to 1999.

Selling, general and administrative expenses

Consolidated selling, general and administrative expenses as a percentage of sales decreased in 2001 due to a reduction in Borders.com operating expenses in conjunction with the agreement with Amazon.com, a decrease in Borders payroll costs resulting from the restructuring of Borders store personnel, and strong expense control of Borders advertising costs, partially offset by continued spending on the Company's international expansion. The increase in 2000 was primarily due to spending on the Company's strategic initiatives, which primarily related to international superstores and Web-based convergence.

Legal settlement expense

In March 1998, the American Booksellers Association (ABA) and 26 independent bookstores filed a lawsuit in the United States District Court for the Northern District of California against the Company and Barnes & Noble, Inc. alleging violations of the Robinson-Patman Act, the California Unfair Trade Practice Act, and the California Unfair Competition Act. On April 19, 2001, the Company announced that a settlement had been reached in this action. The Company paid $2.4 million under the agreement.

Goodwill amortization

The Company uses the straight-line method for goodwill amortization, which was flat in fiscal 2001 and 2000. In the first quarter of fiscal 2002, the Company will adopt Statement of Financial Accounting Standards No. 142. Adoption will have the impact of eliminating the Company's goodwill amortization and increasing net income by approximately $2.8 million annually. The Company does not expect that adoption will result in an impairment of goodwill.

Asset impairments and other writedowns

In fiscal 2001, the Company recorded a $25.4 million pre-tax charge for asset impairments and other writedowns. The aforementioned agreement with Ingram in March 2001 resulted in a first quarter pre-tax charge of approximately $16.0 million primarily related to the writedown of assets used by the Company-owned facility to fulfill special order sales, including warehouse equipment, hardware, and software. The Company also took a fourth quarter pre-tax charge of $6.9 million primarily related to the impairment of the leasehold improvements and furniture and fixtures of 97 underperforming Waldenbooks stores. In addition, the Company adopted a plan to close certain underperforming Waldenbooks stores and recorded a fourth quarter $2.5 million pre-tax charge for the closing costs of those stores.

In fiscal 2000, the Company took a pre-tax charge of $36.2 million related to the impairment of certain long-lived assets and other writedowns. The charge taken in 2000 primarily consisted of $17.7 million for computer hardware and software of Borders.com and $12.5 million for leasehold improvements and furniture and fixtures primarily related to 103 underperforming Waldenbooks stores. The remainder of the charge related to employee severance, the costs of certain lease obligations for redundant headquarter buildings, and the writeoff of certain equity investments.

Interest expense

Despite the decrease in the weighted average interest rate from 6.8% in 2000 to 4.1% in 2001, interest expense as a percentage of sales was flat in 2001 primarily due to the Company's interest rate swaps, which converted a portion of its variable rates to fixed rates. Interest expense as a percentage of sales decreased in 2000 as a result of lower consolidated borrowing levels.

Taxes

The effective tax rate for the years presented differed from the federal statutory rate primarily as a result of state income taxes. The Company's effective tax rate was 38.7% in 2001 compared to 39.4% in 2000. The decrease is primarily due to changes in the mix of income subject to tax in the various taxing jurisdictions. In 1999, the effective tax rate was 39.1%.

Discontinued operations

In January 2001, the Company adopted a plan to discontinue operations of All Wound Up, a seasonal retailer of interactive toys and novelty merchandise the Company had acquired in March 1999. The discontinuance and closure of All Wound Up resulted in an after-tax charge of $19.4 million in the fourth quarter of fiscal 2000 and is reflected in the consolidated statements of operations as a discontinued operation. The charge was substantially non-cash and related primarily to the write-off of goodwill, inventory and fixed assets.

Effect of terrorist attacks on September 11, 2001

As a result of the terrorist attacks on September 11, 2001, a Borders store that operated in the World Trade Center in New York City was destroyed. The loss of that store's sales and net income was not material to the Company's consolidated fiscal 2001 results.

The Company was insured for the replacement value of the assets destroyed at the store and up to 24 months of lost income from business interruption coverage and has recognized a total recovery of $13.0 million to date. Net asset values of $8.0 million (net of straight-line rent reserves of $2.0 million) were written off against the allocated property insurance proceeds of $11.0 million. Gains were categorized in the consolidated statements of operations as follows: $1.0 million in "Selling, general and administrative" and $2.0 million in "Cost of merchandise sold." In addition, $2.0 million of business interruption proceeds were recorded in "Cost of merchandise sold" to offset otherwise lost profits from the store.

The Company expects to recover additional insurance amounts, which will be recognized when collection of such additional recoveries is assured.

SEGMENT RESULTS

The Company is organized based upon the following operating segments: domestic Borders stores, Waldenbooks stores, international Borders and Books etc. stores, and other (consisting of interest expense and certain corporate governance costs). Amounts relating to Borders.com, other than intercompany interest expense (net of related taxes), have been reclassified from prior years into the Borders segment. Intercompany interest charges (net of related taxes) relating to Borders.com have been included in the other segment. See Note 15 in the notes to consolidated financial statements for further information relating to these segments.

Borders

(dollar amounts in millions)	2001	2000	1999
Sales	$ 2,234.1	$ 2,107.7	$ 1,841.1
Net income	$ 72.1	$ 56.5	$ 58.4
Net income as % of sales	3.2%	2.7%	3.2%
Depreciation and amortization expense	$ 65.4	$ 60.7	$ 52.8
Interest expense	$ 9.1	$ 12.8	$ 16.4
Store openings	29	44	46
Store closings	1	—	—
Store count	363	335	291

The increases in Borders sales for 2001 and 2000 are primarily the result of new store openings and comparable store sales increases. Borders opened 29 and 44 new stores in 2001 and 2000, respectively, and experienced comparable store sales increases of 2.0% and 2.3% in 2001 and 2000, respectively.

Net income for 2001 increased primarily due to the larger store base, partially offset by $14.7 million of after-tax asset and inventory writedowns, which resulted from the March 2001 agreement with Ingram. Net income for 2000 decreased from 1999 primarily as a result of an $11.3 million after-tax asset impairment charge related to the computer hardware and software of Borders.com taken in 2000, partially offset by net income generated by the larger store base. The increase in net income as a percentage of sales in 2001, exclusive of asset and inventory writedowns in 2001 and 2000, was the result of a reduction in Borders.com operating expenses in conjunction with the agreement with Amazon.com. Lower store payroll expenses as a percentage of sales due to the restructuring of store personnel also contributed to the improvement. Net income as a percentage of sales was flat in 2000 (exclusive of asset writedowns) despite a decrease in gross margin percentage and an increase in non-payroll store expenses as a percentage of sales. The decrease in gross margin as a percentage of sales was due to a change in sales mix to DVDs and new-release music, a slight increase in promotional costs, and less leverage of store occupancy costs resulting from lower comparable store sales. Non-payroll store expenses as a percentage of sales increased due to lower comparable store sales increases. These items were offset by lower store payroll costs as a percentage of sales.

Depreciation and amortization expense increased in 2001 and 2000 as a result of the depreciation expense recognized on new stores' capital expenditures.

Interest expense decreased in 2001 and 2000 due to lower average borrowing levels at fixed internal interest rates.

Waldenbooks

(dollar amounts in millions)	2001	2000	1999
Sales	$ 902.1	$ 944.3	$ 959.1
Net income	$ 39.5	$ 40.2	$ 55.5
Net income as % of sales	4.4%	4.3%	5.8%
Depreciation expense	$ 21.4	$ 25.8	$ 23.9
Interest income	$ 28.3	$ 26.2	$ 22.3
Store openings	11	11	39
Store closings	53	46	35
Store count	827	869	904

The decreases in Waldenbooks sales in 2001 and 2000 are primarily the result of the decrease in store count during each year coupled with comparable store sales decreases of 1.6% and 2.9%, respectively, due to decreased mall traffic.

In 2001, net income decreased primarily as a result of a smaller sales and store base, along with a $4.3 million after-tax asset impairment charge related to 97 underperforming stores and a $2.4 million after-tax charge for store closing costs. Net income decreased in 2000 primarily as a result of decreased sales and a $7.8 million after-tax asset impairment charge primarily related to 103 underperforming stores. As a percentage of sales, net income for 2001 was flat, exclusive of asset impairments and the store closing charge. In 2000, net income as a percentage of sales decreased primarily due to the asset impairment charge and a decrease in gross margin percentage. The gross margin decrease was due to increased promotional costs as a percentage of sales and higher distribution and store occupancy costs as a percentage of sales resulting from the smaller store base and lower sales volume.

Depreciation expense decreased in 2001 as a result of a lower fixed asset base due to asset impairments, while it increased in 2000 as a result of the depreciation expense recognized on new stores' and refurbished stores' fixed assets.

Interest income increased in 2001 and 2000 as a result of Waldenbooks continued positive cash flow at fixed internal interest rates.

International

(dollar amounts in millions)	2001	2000	1999
Sales	$ 251.7	$ 219.2	$ 168.2
Net loss	$ 7.5	$ 10.2	$ 7.9
Net loss as % of sales	3.0%	4.7%	4.7%
Depreciation and amortization expense	$ 9.4	$ 8.8	$ 6.5
Interest expense	$ 14.3	$ 12.4	$ 8.9
Superstore store openings	8	5	4
Superstore store count	22	14	9
Books etc. store openings	5	6	2
Books etc. store closings	—	2	1
Books etc. store count	36	31	27

The increases in International sales for 2001 and 2000 are primarily the result of new superstore openings and comparable store sales increases. In 2001, the Company opened three stores in the United Kingdom, four stores in Australia, and the Company's second store in Puerto Rico. In 2000, the Company opened three stores in the United Kingdom, one store in Australia, and the Company's first store in Puerto Rico.

The net loss in 2001 decreased from 2000 as a result of higher operating income generated from the maturation of the store base. Net loss as a percentage of sales for 2001 is lower than the prior year due to the leveraging of distribution center and overhead infrastructure, primarily in the United Kingdom and Australia, over a larger store base. Net loss for 2000 increased as a result of higher depreciation and interest expense, partially offset by increased operating income generated from the maturation of the prior year's store base. Net loss as a percentage of sales for 2000 remained flat from the prior year.

Depreciation and amortization expense increased in 2001 and 2000 as a result of the depreciation expense recognized on new stores' capital expenditures.

Interest expense increased in 2001 and 2000 due to higher average borrowing levels necessary to finance investments in new stores at fixed internal interest rates.

Foreign currency transaction gains (losses) were $0.3 million, $(0.8) million, and $0.2 million in 2001, 2000, and 1999, respectively.

Other

(dollar amounts in millions)	2001	2000	1999
Net loss	$ 16.7	$ 12.7	$ 12.0
Interest expense	$ 19.3	$ 14.1	$ 13.6

Net loss consists of various corporate governance costs and interest. The net loss in 2001 increased from 2000 as a result of an increase in the amount of annual incentive compensation and interest expense. Interest expense represents corporate-level interest costs not charged to the Company's operating segments.

LIQUIDITY AND CAPITAL RESOURCES

The Company's principal capital requirements are to fund the opening of new stores, the refurbishment and expansion of existing stores, continued expansion of in-store Web-based commerce technologies, and corporate information technology streamlining.

Net cash provided by continuing operations was $265.0 million, $152.8 million, and $181.3 million in 2001, 2000, and 1999, respectively. The current year activity primarily reflects income before non-cash charges for depreciation and amortization. Fiscal 2000 and 1999 activity primarily reflected income before non-cash charges for depreciation and amortization offset by cash used for inventories as a result of store expansion at Borders. Fiscal 2001 inventory net of accounts payable decreased primarily due to supply chain improvements and strong inventory management, while fiscal 2000 and 1999 inventory net of accounts payable increased primarily due to 49 and 50 new Borders stores, respectively.

Net cash used by discontinued operations represents the cash needed for the operations of All Wound Up in fiscal 2001, 2000, and 1999.

Net cash used for investing in 2001 was $90.7 million, which primarily funded capital expenditures for new stores and the refurbishment of existing stores. Capital expenditures in 2001 reflect the opening of 37 new superstores and 11 new Waldenbooks stores. Capital expenditures of $141.1 million in 2000 primarily reflect the opening of 49 new superstores and 11 new Waldenbooks stores. Additional capital spending in 2001 and 2000 reflected the development and installation of in-store Web-based technology and spending on corporate information technology streamlining.

Capital expenditures of $159.2 million in 1999 reflect the opening of 50 new superstores and 39 new Waldenbooks stores.

Net cash used for financing in 2001 was $41.1 million, resulting primarily from the paydown of the Company's Credit Facility of $58.2 million and the repurchase of common stock of $17.7 million, partially offset by $34.9 million received from the issuance of common stock under the Company's employee benefit plans. Net cash provided by financing in 2000 was $19.5 million, resulting primarily from net borrowings under the Credit Facility and the issuance of common stock under the Company's employee benefit plans. Net cash used for financing in 1999 was $15.0 million, resulting primarily from the repurchase of common stock of $25.4 million, partially offset by the issuance of common stock under the Company's employee benefit plans.

The Company expects capital expenditures to increase to approximately $120.0 million in 2002, resulting primarily from domestic store openings. In addition, capital expenditures will result from international store openings, refurbishment of a number of existing stores, and investment in information technology streamlining. The Company currently plans to open approximately 40 domestic Borders superstores and eight international stores in 2002. Average cash requirements for the opening of a domestic prototype Borders Books and Music superstore are $2.4 million, representing capital expenditures of $1.1 million, inventory requirements (net of related accounts payable) of $1.1 million, and $0.2 million of preopening costs. Average cash requirements to open a new or expanded Waldenbooks store range from $0.4 million to $0.7 million, depending on the size and format of the store. The Company plans to lease new store locations predominantly under operating leases.

The Company plans to execute its expansion plans for Borders superstores and other strategic initiatives principally with funds generated from operations and financing through the Lease and Credit Facilities. The Company believes funds generated from operations, borrowings under the Credit Facility, and financing through the Lease Facility will be sufficient to fund its anticipated capital requirements for the next several years. As discussed below, the Credit and Lease Facilities expire in October 2002, but the Company expects to be able to successfully renew the Facilities in the second quarter of 2002. The Company believes that its borrowing rate may increase upon renewal of the Facilities if financial market conditions remain unchanged.

The Company currently has a share repurchase program in place with remaining authorization to repurchase approximately $86.5 million. During 2001, 2000, and 1999, $17.7 million, $9.2 million, and $25.4 million of common stock was repurchased, respectively. The Company plans to continue the repurchase of its common stock throughout fiscal 2002, subject to the Company's share price and capital needs.

The Company has a $472.8 million multicurrency credit agreement (the Credit Facility) which expires in October 2002. Borrowings under the Credit Facility bear interest at a base rate or an increment over LIBOR at the Company's option. The Credit Facility contains covenants which limit, among other things, the Company's ability to incur indebtedness, grant liens, make acquisitions, merge, declare dividends, dispose of assets, issue or repurchase its common stock in excess of $100.0 million (plus any proceeds and tax benefits resulting from stock option exercises and tax benefits resulting from restricted shares purchased by employees from the Company), and require the Company to meet certain financial measures regarding fixed charge coverage, leverage, and tangible net worth. The Company is prohibited under the Credit Facility from paying cash dividends on common shares.

The Company has a $175.0 million lease financing facility (the Lease Facility) to finance new stores and other property through operating leases which expires in October 2002. The Lease Facility provides financing to lessors through loans from a third-party lender for up to 95% of a project's cost. It is expected that lessors will make equity contributions approximating 5% of each project. Independent of its obligations as lessee, the Company guarantees payment when due of all amounts required to be paid to the third-party lender. The principal amount guaranteed will be limited to approximately 89% of the original cost of a project, so long as the Company is not in default under the lease relating to such project. The Lease Facility contains covenants and events of default that are similar to those contained in the Credit Facility described above.

To date, the Company has not been required to perform under the guarantees described above. In the event that the Company should be required to perform, borrowings under the Credit Facility would be sufficient to meet its obligations.

Management believes that the rental payments for properties financed through the Lease Facility may be lower than those which the Company could obtain elsewhere due to, among other factors, (i) the lower borrowing rates available to the Company's landlords under the facility and (ii) the fact that rental payments for properties financed through the facility do not include amortization of the principal amounts of the landlords' indebtedness related to the properties. Rental payments relating to such properties will be adjusted when permanent financing is obtained to reflect the interest rates available at the time of the refinancing and the amortization of principal.

There were 31 properties financed through the Lease Facility, with a financed value of $121.8 million, at January 27, 2002. Of this amount, the Company has recorded $49.7 million as capital leases on the consolidated balance sheets. The Company expects that the properties financed under the Lease Facility will either be transferred to a new facility currently under negotiation or be permanently financed.

During 1994, the Company entered into agreements in which leases with respect to four Borders locations served as collateral for certain mortgage pass-through certificates. These mortgage pass-through certificates included a provision requiring the Company to repurchase the underlying mortgage notes in certain events. In the fourth quarter of fiscal 2001, the Company was obligated to purchase the notes for $33.5 million. As a result, the Company has categorized this prepaid rent amount as part of "Other assets" in the consolidated balance sheets with a corresponding amount in "Accrued payroll and other liabilities," since the payment did not occur until after the Company's fiscal year end. The prepaid amount will be amortized over each property's remaining lease term.

The following table summarizes the Company's significant financing and lease obligations:

		Fiscal Year			
(dollars in millions)	2002	2003–2004	2005–2006	2007 and thereafter	Total
Credit Facility borrowings	$ 81.6	$ —	$ —	$ —	$ 81.6
Capital lease obligations	1.7	—	—	49.7	51.4
Operating lease obligations	257.4	471.9	420.7	1,894.3	3,044.3
Mortgage repurchase obligation	33.5	—	—	—	33.5
Total	$ 374.2	$ 471.9	$ 420.7	$1,944.0	$3,210.8
Lease Facility guarantees[1]	$ 121.8	$ —	$ —	$ —	$ 121.8

(1) Includes $49.7 million treated as capital lease obligations.

The Company is subject to risk resulting from interest rate fluctuations since interest on the Company's borrowings is principally based on variable rates. The Company's objective in managing its exposure to interest rate fluctuations is to limit the impact of interest rate changes on earnings and cash flows and to lower its overall borrowing costs. The Company primarily utilizes interest rate swaps to achieve this objective, effectively converting a portion of its variable rate exposures to fixed interest rates.

LIBOR is the rate upon which the Company's variable rate debt and its payments under the Lease Facility are principally based. If LIBOR were to increase 1% for the full year in 2002 as compared to the end of 2001, the Company's after-tax earnings, after considering the effects of its existing interest rate swap agreements, would decrease $1.2 million based on the Company's expected average outstanding debt, including its indirect borrowings under the Lease Facility, as of January 27, 2002.

A portion of the Company's operations takes place in foreign jurisdictions, primarily the United Kingdom, Australia, New Zealand and Singapore. As a result, the Company's financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in the foreign markets in which the Company operates. The Company has generally not used derivative instruments to manage this risk.

SEASONALITY

The Company's business is highly seasonal, with sales significantly higher and substantially all operating income realized during the fourth quarter, which includes the holiday selling season. The information below excludes discontinued operations, fulfillment center and other inventory writedowns, legal settlement expense, and asset impairments and other writedowns.

	Fiscal 2001 Quarter Ended			
(dollars in millions)	April	July	October	January
Sales	$ 729.9	$ 739.8	$ 713.7	$ 1,204.5
Operating income (loss)	4.9	4.1	(1.4)	187.3
% of full year				
Sales	21.5%	21.8%	21.1%	35.6%
Operating income (loss)	2.5	2.1	(0.7)	96.1

	Fiscal 2000 Quarter Ended			
(dollars in millions)	April	July	October	January
Sales	$ 679.7	$ 698.4	$ 701.0	$ 1,192.1
Operating income (loss)	3.4	3.4	(0.1)	164.6
% of full year				
Sales	20.8%	21.4%	21.4%	36.4%
Operating income	2.0	2.0	—	96.0

	Fiscal 1999 Quarter Ended			
(dollars in millions)	April	July	October	January
Sales	$ 617.9	$ 628.6	$ 651.1	$ 1,070.8
Operating income (loss)	(2.4)	1.8	5.8	165.8
% of full year				
Sales	20.8%	21.2%	21.9%	36.1%
Operating income (loss)	(1.4)	1.1	3.4	96.9

CRITICAL ACCOUNTING ESTIMATES

In the ordinary course of business, the Company has made a number of estimates and assumptions relating to the reporting of results of operations and financial condition in the preparation of its financial statements in conformity with accounting principles generally accepted in the United States. Actual results could differ from those estimates under different assumptions and conditions. The Company believes that the following discussion addresses the Company's most critical accounting estimates.

Asset Impairments

The carrying value of long-lived assets is evaluated whenever changes in circumstances indicate the carrying amount of such assets may not be recoverable. In performing such reviews for recoverability, the Company compares the expected cash flows to the carrying value of long-lived assets for each of its stores. If the expected future cash flows are less than the carrying amount of such assets, the Company recognizes an impairment loss for the difference between the carrying amount and its estimated fair value. Fair value is estimated using expected discounted future cash flows. To the extent that there is a significant deterioration in the performance of the Company's stores, significant asset impairments may result.

Inventory

The Company records reserves for shrinkage and non-returnable inventory based on actual historical rates. If future experience differs from these historical rates, the recorded amounts for inventory and cost of sales will be impacted.

The Company includes certain distribution and other expenses in its inventory costs, particularly freight, distribution payroll, and certain occupancy expenses. In addition, certain selling, general and administrative expenses are included in inventory costs. These amounts approximate 2% of total inventory. The extent to which these costs are included in inventory is based on certain estimates of space and labor allocation.

NEW ACCOUNTING GUIDANCE

In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, "Business Combinations," and No. 142, "Goodwill and Other Intangible Assets," effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives are no longer amortized but are subject to annual impairment tests in accordance with the Statements. Other intangible assets continue to be amortized over their useful lives.

The Company will apply the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of 2002. Adoption of the provisions of the Statements will have the impact of eliminating the Company's goodwill amortization and increasing net income by approximately $2.8 million annually. The Company does not expect that adoption will result in an impairment of goodwill.

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long Lived Assets" (FAS 144), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. FAS 144 is effective for fiscal years beginning after December 15, 2001.

The Company expects to adopt FAS 144 beginning in the first quarter of fiscal 2002, and it does not expect that the adoption of the Statement will have a significant impact on the Company's financial position and results of operations.

RELATED PARTY TRANSACTIONS

The Company has not engaged in any related party transactions which would have had a material effect on the Company's financial position, cash flows, or results of operations.

CONSOLIDATED STATEMENTS OF OPERATIONS

(dollars in millions except per share data)

Fiscal Year Ended	Jan. 27, 2002	Jan. 28, 2001	Jan. 23, 2000
Sales	$ 3,387.9	$ 3,271.2	$ 2,968.4
Cost of merchandise sold (includes occupancy)	2,439.2	2,354.5	2,127.6
Fulfillment center and other inventory writedowns	10.1	—	—
Gross margin	938.6	916.7	840.8
Selling, general and administrative expenses	744.8	736.2	659.2
Legal settlement expense	2.4	—	—
Pre-opening expense	6.3	6.4	7.8
Asset impairments and other writedowns	25.4	36.2	—
Goodwill amortization	2.7	2.8	2.8
Operating income	157.0	135.1	171.0
Interest expense	14.4	13.1	16.6
Income from continuing operations before income tax	142.6	122.0	154.4
Income tax provision	55.2	48.2	60.4
Income from continuing operations	$ 87.4	$ 73.8	$ 94.0
Discontinued operations (Note 3)			
Loss from operations of All Wound Up, net of income tax credits of $7.0 and $2.4	—	10.8	3.7
Loss on disposition of All Wound Up, net of deferred income tax credit of $8.9	—	19.4	—
Net income	$ 87.4	$ 43.6	$ 90.3
Earnings (loss) per common share data (Note 2)			
Diluted earnings (loss) per common share			
Continuing operations	$ 1.06	$ 0.92	$ 1.17
Discontinued operations	—	(0.38)	(0.04)
Net diluted earnings per common share	$ 1.06	$ 0.54	$ 1.13
Basic earnings (loss) per common share			
Continuing operations	$ 1.08	$ 0.94	$ 1.21
Discontinued operations	—	(0.38)	(0.05)
Net basic earnings per common share	$ 1.08	$ 0.56	$ 1.16

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(dollars in millions except share amounts)

Fiscal Year Ended	Jan. 27, 2002	Jan. 28, 2001
Assets		
Current assets		
Cash and cash equivalents	$ 190.2	$ 59.1
Merchandise inventories	1,178.8	1,201.2
Accounts receivable and other current assets	73.1	73.7
Deferred income taxes	—	1.1
Total current assets	1,442.1	1,335.1
Property and equipment, net	529.4	562.3
Other assets	105.8	34.2
Deferred income taxes	13.3	22.3
Goodwill, net of accumulated amortization of $55.8 and $53.1, respectively	88.7	93.2
Total assets	$ 2,179.3	$ 2,047.1
Liabilities and Stockholders' Equity		
Current liabilities		
Short-term borrowings and current portion of long-term debt	$ 83.3	$ 144.4
Trade accounts payable	638.2	623.6
Accrued payroll and other liabilities	288.9	256.6
Taxes, including income taxes	93.0	93.3
Deferred income taxes	3.3	—
Total current liabilities	1,106.7	1,117.9
Long-term capital lease obligations	49.7	15.0
Other long-term liabilities	73.0	67.7
Commitments and contingencies (Note 9)	—	—
Total liabilities	1,229.4	1,200.6
Stockholders' equity		
Common stock, 200,000,000 shares authorized; 81,202,967 and 78,649,501 shares issued and outstanding at January 27, 2002 and January 28, 2001, respectively	707.9	685.2
Deferred compensation and officer receivables	(0.2)	(1.0)
Accumulated other comprehensive loss	(15.5)	(8.0)
Retained earnings	257.7	170.3
Total stockholders' equity	949.9	846.5
	$ 2,179.3	$ 2,047.1

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(dollars in millions)

Fiscal Year Ended	Jan. 27, 2002	Jan. 28, 2001	Jan. 23, 2000
Cash provided by (used for):			
Operations			
Income from continuing operations	$ 87.4	$ 73.8	$ 94.0
Adjustments to reconcile net income to operating cash flows			
Depreciation and amortization	96.2	95.3	83.5
(Increase) decrease in deferred income taxes	6.3	(4.6)	7.4
Increase in other long-term assets and liabilities	6.0	6.0	8.2
Asset impairments and other writedowns	16.7	23.0	—
Cash provided by (used for) current assets and current liabilities			
(Increase) decrease in inventories	20.4	(136.5)	(50.4)
Increase (decrease) in accounts payable	18.2	45.0	(29.2)
Increase in taxes payable	15.3	35.2	60.8
Other—net	(1.5)	15.6	7.0
Net cash provided by continuing operations	265.0	152.8	181.3
Net cash used for discontinued operations	(0.8)	(14.2)	(8.3)
Net cash provided by operations	264.2	138.6	173.0
Investing			
Capital expenditures	(90.7)	(138.7)	(143.5)
Net investing activities of discontinued operations	—	(2.4)	(15.7)
Net cash used for investing	(90.7)	(141.1)	(159.2)
Financing			
Repayment of long-term capital lease obligations	(0.1)	(4.2)	(1.2)
Repayment of debt assumed in acquisition	—	—	(2.0)
Net funding from credit facility	(58.2)	21.4	1.5
Issuance of common stock	34.9	11.5	11.6
Repurchase of common stock	(17.7)	(9.2)	(25.4)
Other	—	—	0.5
Net cash provided by (used for) financing	(41.1)	19.5	(15.0)
Effect of exchange rates on cash and equivalents	(1.3)	0.5	—
Net increase (decrease) in cash and equivalents	131.1	17.5	(1.2)
Cash and equivalents at beginning of year	59.1	41.6	42.8
Cash and equivalents at end of year	$ 190.2	$ 59.1	$ 41.6
Supplemental cash flow disclosures			
Interest paid	$ 14.6	$ 15.8	$ 18.0
Income taxes paid	$ 33.9	$ 38.6	$ 6.4
Debt and liabilities assumed in business acquisition	$ —	$ —	$ 6.5

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(dollars in millions except share amounts)

	Common Stock Shares	Common Stock Amount	Deferred Compensation and Officer Receivables	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Accumulated Deficit)	Total
Balance at January 24, 1999	77,695,124	$ 687.3	$ (7.7)	$ (0.9)	$ 36.4	$ 715.1
Net income	—	—	—	—	90.3	90.3
Foreign currency translation adjustments	—	—	—	1.1	—	1.1
Comprehensive income						91.4
Issuance of common stock	2,444,055	11.5	—	—	—	11.5
Repurchase and retirement of common stock	(2,451,350)	(25.4)	—	—	—	(25.4)
Tax benefit of equity compensation	—	6.2	—	—	—	6.2
Change in receivables and deferred compensation	—	—	3.8	—	—	3.8
Balance at January 23, 2000	77,687,829	$ 679.6	$ (3.9)	$ 0.2	$ 126.7	$ 802.6
Net income	—	—	—	—	43.6	43.6
Foreign currency translation adjustments	—	—	—	(8.2)	—	(8.2)
Comprehensive income						35.4
Issuance of common stock	1,596,475	11.5	—	—	—	11.5
Repurchase and retirement of common stock	(634,803)	(9.2)	—	—	—	(9.2)
Tax benefit of equity compensation	—	3.3	—	—	—	3.3
Change in receivables and deferred compensation	—	—	2.9	—	—	2.9
Balance at January 28, 2001	78,649,501	$ 685.2	$ (1.0)	$ (8.0)	$ 170.3	$ 846.5
Net income	—	—	—	—	87.4	87.4
Foreign currency translation adjustments	—	—	—	(4.4)	—	(4.4)
Cumulative effect of change in accounting principle, net of tax	—	—	—	(1.6)	—	(1.6)
Change in fair value of derivatives, net of tax	—	—	—	(1.5)	—	(1.5)
Comprehensive income						79.9
Issuance of common stock	3,729,906	34.9	—	—	—	34.9
Repurchase and retirement of common stock	(1,176,440)	(17.7)	—	—	—	(17.7)
Tax benefit of equity compensation	—	5.5	—	—	—	5.5
Change in receivables and deferred compensation	—	—	0.8	—	—	0.8
Balance at January 27, 2002	81,202,967	$ 707.9	$ (0.2)	$ (15.5)	$ 257.7	$ 949.9

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in millions except per share data)

Note 1.

Summary of Significant Accounting Policies

Nature of Business: Borders Group, Inc. (the Company), through its subsidiaries, operates book and music superstores, mall-based bookstores and other bookstores in the United States, United Kingdom, Australia, Singapore, New Zealand, and Puerto Rico. The Company also operated the Internet commerce site Borders.com through July 31, 2001. Effective August 1, 2001, the Company re-launched Borders.com as a co-branded Web site powered by Amazon.com's e-commerce platform. Amazon.com is the seller of record, providing inventory, fulfillment, site content, and customer service for the co-branded site. The Company's subsidiaries include, among others, Borders, Inc. (Borders) and Walden Book Company, Inc. (Waldenbooks).

Principles of Consolidation: The consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries. All significant intercompany transactions and balances have been eliminated.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fiscal Year: The Company's fiscal year ends on the Sunday immediately preceding the last Wednesday in January. Fiscal 2001 consisted of 52 weeks and ended January 27, 2002. Fiscal 2000 consisted of 53 weeks and ended January 28, 2001. Fiscal 1999 consisted of 52 weeks and ended January 23, 2000. References herein to years are to the Company's fiscal years.

Foreign Currency and Translation of Foreign Subsidiaries: All assets and liabilities of the Company's foreign operations are translated into U.S. dollars at fiscal period-end exchange rates. Income and expense items are translated at average exchange rates prevailing during the year. The resulting translation adjustments are recorded as a component of stockholders' equity and other comprehensive income. The functional currencies of the Company's foreign operations are the respective local currencies. Foreign currency translation gains/(losses) were $0.3, $(0.8), and $0.2 in 2001, 2000, and 1999, respectively.

Cash and Equivalents: Cash and equivalents include short-term investments with original maturities of 90 days or less.

Inventories: Merchandise inventories are valued on a first-in, first-out (FIFO) basis at the lower of cost or market using the retail inventory method. The Company includes certain distribution and other expenses in its inventory costs, totaling $85.1 and $87.7 as of January 27, 2002, and January 28, 2001, respectively.

Property and Equipment: Property and equipment are recorded at cost, including capitalized interest, and depreciated over their estimated useful lives on a straight-line basis for financial statement purposes and on accelerated methods for income tax purposes. Most store properties are leased and improvements are amortized over the term of the lease, generally over 3 to 20 years. Other annual rates used in computing depreciation for financial statement purposes are 2% to 3% for buildings and 10% to 33% for other fixtures and equipment. Amortization of assets under capital leases is included in depreciation expense.

During fiscal 1999, the Company shortened the estimated depreciable lives of certain categories of personal computer equipment to three years and extended the estimated depreciable lives of certain store fixtures up to ten years. The Company believed that these changes better reflected the useful lives of these assets. The Company accounted for this as a change in estimate. Accordingly, the Company utilized the new depreciable lives prospectively. These changes did not have a material impact on the Company's financial position or results of operations during fiscal 2001, 2000, or 1999.

The carrying value of long-lived assets and certain identifiable intangible assets are evaluated whenever changes in circumstances indicate the carrying amount of such assets may not be recoverable.

Goodwill: Goodwill is amortized over 20 to 40 years on a straight-line basis. The Company evaluates the recoverability of goodwill using a fair value methodology whenever events or changes in circumstances indicate that the carrying amount of goodwill may not be recoverable. This methodology is applied separately to each of the businesses for which the Company has recorded goodwill. In determining the fair value, the median price/earnings (P/E) multiple for similar growth retail companies, or the median earnings before depreciation and amortization, interest and taxes (EBITDA) multiple for mature companies, is calculated based upon actual quoted market prices per share and analysts' consensus earnings estimates for these companies. The applicable multiple is applied to earnings or EBITDA to arrive at an overall fair value of the respective companies. The Company evaluates any indicated impairment as temporary or permanent and records appropriate charges (if any) to operations for permanent impairments.

Financial Instruments: The recorded values of the Company's financial instruments, which include accounts receivable, accounts payable, and indebtedness, approximate their fair values.

In June 1998, the Financial Accounting Standards Board issued Statement No. 133, "Accounting For Derivative Instruments and Hedging Activities" (FAS 133), as amended by Statement Nos. 137 and 138, which the Company adopted effective January 29, 2001. Pursuant to this guidance, the Company recognizes the fair value of its derivatives on the consolidated balance sheets. Changes in derivative fair values are either recognized in earnings as offsets to the changes in fair value of related hedged assets, liabilities and firm commitments, or, for forecasted transactions, deferred and recorded as a component of other stockholders' equity until the hedged transactions occur and are recognized in earnings. The ineffective portion of a hedging derivative's change in fair value is immediately recognized in earnings.

Prior to the adoption of FAS 133, the net cash amounts paid or received by the Company resulting from interest rate swap agreements were recognized as adjustments to interest expense in the period to which they related. The Company was not required to recognize the fair value of the derivatives on the consolidated balance sheets.

Revenue: Revenue is recognized, net of estimated returns, at the point of sale for all of the Company's segments.

Pre-Opening and Closing Costs: The Company expenses pre-opening costs as incurred in accordance with SOP 98-5, "Reporting on the Costs of Start-Up Activities."

When the decision to close a store is made, the Company provides for expenses directly related to discontinuance of operations of the store.

Preferred Reader Program: Waldenbooks sells memberships in its Preferred Reader Program, which offers members discounts on purchases and other benefits. Membership fees are deferred and recognized over the 12-month membership period.

Equity-Based Compensation: The Company accounts for equity-based compensation under the guidance of APB No. 25. See Note 13 for discussion of the pro forma net income calculated under FAS 123.

New Accounting Guidance: In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, "Business Combinations," and No. 142, "Goodwill and Other Intangible Assets," effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives are no longer amortized but are subject to annual impairment tests in accordance with the Statements. Other intangible assets continue to be amortized over their useful lives.

The Company will apply the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of 2002. Adoption of the provisions of the Statements will have the impact of eliminating the Company's goodwill amortization and increasing net income by approximately $2.8 annually. The Company does not expect that adoption will result in an impairment of goodwill.

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long Lived Assets" (FAS 144), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. FAS 144 is effective for fiscal years beginning after December 15, 2001.

The Company expects to adopt FAS 144 beginning in the first quarter of fiscal 2002, and it does not expect that the adoption of the Statement will have a significant impact on the Company's financial position or results of operations.

Reclassifications: Certain prior year amounts have been reclassified to conform to fiscal 2001 presentation.

Note 2.

Weighted-Average Shares Outstanding

Weighted-average shares outstanding are calculated as follows (thousands):

	2001	2000	1999
Weighted-average common shares outstanding—basic earnings per share	**80,559**	78,374	77,577
Dilutive effect of employee stock options	**2,165**	1,914	2,641
Weighted-average common shares outstanding—diluted earnings per share	**82,724**	80,288	80,218

Unexercised employee stock options to purchase 4.6 million, 14.3 million, and 10.2 million common shares as of January 27, 2002, January 28, 2001, and January 23, 2000, respectively, were not included in the weighted-average shares outstanding calculation because to do so would have been antidilutive.

Note 3.

Discontinued Operations

In March 1999, the Company purchased All Wound Up, a seasonal retailer of interactive toys and novelty merchandise for a purchase price of $19.7 (excluding debt repayment), allocated primarily to fixed assets, inventory, and goodwill. The acquisition was accounted for as a purchase.

In January 2001, the Company adopted a plan to discontinue operations of All Wound Up. Accordingly, the operating results of All Wound Up, including a writeoff of leasehold improvements, equipment, and deferred charges of approximately $19.4, were segregated from continuing operations and reported as a separate line item on the consolidated statements of operations. The Company restated its prior consolidated financial statements to present the operating results of All Wound Up as a discontinued operation. Operations of All Wound Up were substantially discontinued in February 2001.

Operating results (exclusive of the aforementioned provisions) from discontinued operations are as follows:

	2001	2000	1999
Net sales	$ —	$ 23.2	$ 30.8
Costs and expenses			
Cost of sales	—	25.4	20.5
Selling, general and administrative expenses	—	12.0	14.4
Goodwill amortization	—	0.9	0.7
Operating loss	—	(15.1)	(4.8)
Other deductions	—	2.7	1.3
Loss before income tax	—	(17.8)	(6.1)
Income tax credit	—	(7.0)	(2.4)
Net loss from operations	$ —	$ (10.8)	$ (3.7)

The components of net assets of discontinued operations included in the Company's consolidated balance sheets at January 27, 2002, and January 28, 2001, are as follows:

	2001	2000
Net assets	$ —	$ 14.6
Net liabilities	—	2.7
	$ —	$ 11.9

Note 4.

Asset Impairments and Other Writedowns

On March 15, 2001, the Company announced an agreement with Ingram Book Group (Ingram), a wholesaler of books, spoken audio and magazines, pursuant to which Ingram provides fulfillment services for the Company's special order book sales. This agreement with Ingram resulted in a first quarter pre-tax charge of approximately $16.0 primarily related to the writedown of assets used by the Company-owned facility to fulfill special order sales, including warehouse equipment, hardware, and software, and is included in "Asset impairments and other writedowns" on the consolidated statements of operations. This agreement also resulted in a first quarter pre-tax charge of $12.7 for the writedown of fulfillment center inventory. In the fourth quarter of 2001, the Company reversed approximately $4.0 (pre-tax) of this charge as a result of favorable experience in the disposition of the inventory. The net charge of $8.7 is categorized as "Fulfillment center and other inventory writedowns" on the consolidated statements of operations.

In the fourth quarter of fiscal 2001, the Company took a pre-tax charge of $6.9 primarily related to the impairment of certain long-lived assets. The carrying value of long-lived assets is evaluated whenever changes in circumstances indicate the carrying amount of such assets may not be recoverable. In performing such reviews for recoverability, the Company compares the expected cash flows to the carrying value of long-lived assets. If the expected future cash flows are less than the carrying amount of such assets, the Company recognizes an impairment loss for the difference between the carrying amount and its estimated fair value. Fair value is estimated using expected discounted future cash flows. The charge taken for such impairments in 2001 was related to leasehold improvements and furniture and fixtures of underperforming Waldenbooks stores and is categorized as "Asset impairments and other writedowns" on the consolidated statements of operations.

Also in the fourth quarter of 2001, the Company adopted a plan to close certain underperforming Waldenbooks stores. As a result of this plan, the Company recorded a $2.5 pre-tax charge for the closing costs of the stores. This charge is categorized as "Asset impairments and other writedowns" on the consolidated statements of operations. The Company also recorded a $1.4 pre-tax charge for inventory markdowns of the stores to be closed. This charge is categorized as "Fulfillment center and other inventory writedowns" on the consolidated statements of operations.

Note 5.

Effect of Terrorist Attacks on September 11, 2001

As a result of the terrorist attacks on September 11, 2001, a Borders store that operated in the World Trade Center in New York City was destroyed. The loss of that store's sales and net income was not material to the consolidated fiscal 2001 results as a whole.

The Company was insured for the replacement value of the assets destroyed at the store and up to 24 months of lost income from business interruption coverage and has recognized a total recovery of $13.0 to date. Net asset values of $8.0 (net of straight-line rent reserves of $2.0) were written off against the allocated property insurance proceeds of $11.0. Gains were categorized in the consolidated statements of operations as follows: $1.0 in "Selling, general and administrative" and $2.0 in "Cost of merchandise sold." In addition, $2.0 of business interruption proceeds were recorded in "Cost of merchandise sold" to offset otherwise lost profits from the store.

The Company expects to recover additional insurance amounts, which will be recognized when collection of such additional recoveries is assured.

Note 6.

Legal Settlement

In March 1998, the American Booksellers Association (ABA) and 26 independent bookstores filed a lawsuit in the United States District Court for the Northern District of California against the Company and Barnes & Noble, Inc. alleging violations of the Robinson-Patman Act, the California Unfair Trade Practice Act, and the California Unfair Competition Act. On April 19, 2001, the Company announced that a settlement had been reached in this action. The Company paid $2.4 under the agreement and has categorized this charge as "Legal settlement expense" in the consolidated statements of operations.

Note 7.

Property and Equipment

Property and equipment consists of the following:

	2001	2000
Property and equipment		
Land	$ 10.2	$ 10.2
Buildings	3.1	3.5
Leasehold improvements	351.0	339.6
Furniture and fixtures	745.7	712.1
Construction in progress	15.6	12.8
	1,125.6	1,078.2
Less — accumulated depreciation and amortization	(596.2)	(515.9)
Property and equipment, net	$ 529.4	$ 562.3

Note 8.

Income Taxes

The income tax provision from continuing operations consists of the following:

	2001	2000	1999
Current			
Federal	$ 36.1	$ 46.0	$ 45.4
State and local	5.5	5.3	7.4
Foreign	0.2	0.3	0.2
Deferred			
Federal	14.4	(0.6)	10.2
State and local	0.4	1.0	0.7
Foreign	(1.4)	(3.8)	(3.5)
Total income tax provision	$ 55.2	$ 48.2	$ 60.4

A reconciliation of the federal statutory rate to the Company's effective tax rate follows:

	2001	2000	1999
Federal statutory rate	$ 49.9	$ 42.8	$ 54.0
State and local taxes, net of federal tax benefit	3.8	4.1	5.3
Other	1.5	1.3	1.1
Total income tax provision	$ 55.2	$ 48.2	$ 60.4

Deferred tax assets and liabilities resulted from the following:

	2001	2000
Deferred tax assets		
Net state deferred tax asset	$ —	$ 1.7
Accruals and other current liabilities	6.9	3.9
Deferred revenue	6.1	6.1
Other long-term liabilities	1.6	3.1
Deferred compensation	1.7	7.2
Deferred rent	22.8	21.2
Net operating losses	9.3	8.2
Asset impairments and other writedowns	27.2	25.2
Total deferred tax assets	75.6	76.6
Deferred tax liabilities		
Inventory	17.1	12.2
Property and equipment	45.6	37.9
Net state deferred tax liability	0.9	—
Other	2.0	3.1
Total deferred tax liabilities	65.6	53.2
Net deferred tax assets	$ 10.0	$ 23.4

The Company has tax net operating loss carryforwards in foreign jurisdictions totaling $33.1 as of January 27, 2002, $28.4 as of January 28, 2001, and $16.3 as of January 23, 2000. These losses have an indefinite carryforward period.

For tax purposes, consolidated domestic income/(loss) before taxes was $149.0 in 2001, $135.0 in 2000, and $166.6 in 1999. The corresponding amounts for foreign operations was $(6.4) in 2001, $(13.0) in 2000, and $(12.2) in 1999.

Note 9.

Commitments and Contingencies

In August 1998, The Intimate Bookshop, Inc. (Intimate) and its owner, Wallace Kuralt, filed a lawsuit in the United States District Court for the Southern District of New York against the Company, Barnes & Noble, Inc., and others alleging violation of the Robinson-Patman Act and other federal laws, New York statutes governing trade practices and common law. In response to Defendants' Motion to Dismiss the Complaint, plaintiff Kuralt withdrew his claims and plaintiff Intimate voluntarily dismissed all but its Robinson-Patman claims. Intimate has filed a Second Amended Complaint limited to allegations of violations of the Robinson-Patman Act. The Second Amended Complaint alleges that Intimate has suffered $11.3 or more in damages and requests treble damages, injunctive and declaratory relief, interest, costs, attorneys' fees and other unspecified relief. The Company intends to vigorously defend the action.

Two former employees, individually and on behalf of a purported class consisting of all current and former employees who worked as assistant managers in Borders stores in the state of California at any time between April 10, 1996, and the present, have filed an action against the Company in the Superior Court of California for the County of San Francisco. The action alleges that the individual plaintiffs and the purported class members worked hours for which they were entitled to receive, but did not receive, overtime compensation under California law, and that they were classified as exempt store management employees but were forced to work more than 50% of their time in non-exempt tasks. The Amended Complaint, which names two additional plaintiffs, alleges violations of the California Labor Code and the California Business and Professions Code. The relief sought includes compensatory and punitive damages, penalties, preliminary and permanent injunctions requiring Borders to pay overtime compensation as required under California and Federal law, prejudgment interest, costs, and attorneys' fees and such other relief as the court deems proper. The hearing on the motion to certify the action as a class action has been rescheduled for May 22, 2002. The Company intends to vigorously defend the action, including contesting the certification of the action as a class action.

In addition to the matters described above, the Company is, from time to time, involved in or affected by other litigation incidental to the conduct of its businesses.

The Company has not included any liability in its consolidated financial statements in connection with the lawsuits described above and has expensed as incurred all legal costs to date. The Company does not believe that any such litigation will have a material adverse effect on its liquidity or financial position.

Note 10.

Debt

The Company has a $472.8 multicurrency credit agreement (the Credit Facility) which expires in October 2002. Borrowings under the Credit Facility bear interest at a base rate or an increment over LIBOR at the Company's option. The Credit Facility contains covenants which limit, among other things, the Company's ability to incur indebtedness, grant liens, make acquisitions, merge, declare dividends, dispose of assets, issue or repurchase its common stock in excess of $100.0 (plus any proceeds and tax benefits resulting from stock option exercises and tax benefits resulting from restricted shares purchased by employees from the Company), and require the Company to meet certain financial measures regarding fixed charge coverage, leverage, and tangible net worth. The Company is prohibited under the Credit Facility from paying cash dividends on common shares. The Company had borrowings outstanding under the Credit Facility of $81.6 at January 27, 2002, and $143.5 at January 28, 2001. The weighted average interest rate in 2001 and 2000 was approximately 4.1% and 6.8%, respectively.

Note 11.

Leases

Operating Leases: The Company conducts operations primarily in leased facilities. Store leases are generally for terms of 3 to 20 years. Borders' leases generally contain multiple three- to five-year renewal options which allow Borders the option to extend the life of the leases up to 25 years beyond the initial noncancellable term. Waldenbooks' leases generally do not contain renewal options. Certain leases provide for additional rental payments based on a percentage of sales in excess of a specified base. Also, certain leases provide for the payment by the Company of executory costs (taxes, maintenance, and insurance).

Lease Commitments: Future minimum lease payments under operating leases at January 27, 2002, total $257.4 in 2002, $243.7 in 2003, $228.2

in 2004, $213.9 in 2005, $206.8 in 2006, $1,894.3 in all later years, and in the aggregate, total $3,044.3.

Rental Expenses: A summary of operating lease rental expense and short-term rentals follows:

	2001	2000	1999
Rental expenses			
Minimum rentals	$ 303.1	$ 277.7	$ 252.6
Percentage rentals	1.8	2.0	2.0
Total	$ 304.9	$ 279.7	$ 254.6

Capitalized Leases: The Company accounts for 16 stores and certain computer equipment under capital leases. At January 27, 2002, the Company's commitments under leases accounted for as capital leases aggregated $51.4. Scheduled principal payments of capitalized lease obligations as of January 27, 2002 are as follows: 2002—$1.7; 2003—$0.0; 2004—$0.0; 2005—$0.0; 2006—$0.0; 2007 and thereafter—$49.7. Certain obligations related to properties included in the Company's Lease Facility (described below) have been classified as due after 2007.

Lease Financing Facility: The Company has a $175.0 lease financing facility (the Lease Facility) to finance new stores and other property through operating leases, which expires in October 2002. The Lease Facility provides financing to lessors through loans from a third-party lender for up to 95% of a project's cost. It is expected that lessors will make equity contributions approximating 5% of each project. Independent of its obligations as lessee, the Company guarantees payment when due of all amounts required to be paid to the third-party lender. The principal amount guaranteed is limited to approximately 89% of the original cost of a project so long as the Company is not in default under the lease relating to such project. The Lease Facility contains covenants and events of default that are similar to those contained in the Credit Facility described above. There was $121.8 and $163.1 outstanding under the Lease Facility at January 27, 2002, and January 28, 2001, respectively. The Company has recorded $49.7 and $10.0 of the amounts under the Lease Facility as capitalized leases at January 27, 2002, and January 28, 2001, respectively. These amounts have been treated as non-cash items on the consolidated statements of cash flows. The Company expects to be able to successfully renew the Lease Facility in the second quarter of 2002.

During 1994, the Company entered into agreements in which leases with respect to four Borders locations served as collateral for certain mortgage pass-through certificates. These mortgage pass-through certificates included a provision requiring the Company to repurchase the underlying mortgage notes in certain events. In the fourth quarter of fiscal 2001, the Company was obligated to purchase the notes for $33.5. As a result, the Company has categorized this prepaid rent amount as part of "Other assets" in the consolidated balance sheets with a corresponding amount in "Accrued payroll and other liabilities," since the payment did not occur until after the Company's fiscal year end. The prepaid amount will be amortized over each property's remaining lease term.

Note 12.
Employee Benefit Plans

Employee Savings Plan: Employees of the Company who meet certain requirements as to age and service are eligible to participate in the Company's Savings Plan. The Company's expense related to this plan was $3.2, $3.2, and $2.9 for 2001, 2000, and 1999, respectively.

Note 13.
Stock-Based Benefit Plans

Stock Option Plans: The Company has various stock option plans pursuant to which the Company may grant options to purchase its common stock. The exercise price of options granted under these plans will generally not be less than the fair value per share of the Company's common stock at the date of grant with vesting periods up to six years from grant date and maximum option terms up to ten years from grant date. Options have been granted under the plans to all full-time employees of the Company and its subsidiaries with 30 days or more of service. At January 27, 2002, the Company has 34.5 million shares authorized for the grant of stock options under these plans.

Stock Purchase Plans: The Company has a management stock purchase plan (the Management Plan) and an employee stock purchase plan (the Employee Plan). Under the Management Plan, the Company's senior management personnel are required to use 20%, and may use up to 100%, of their annual incentive bonuses to purchase restricted shares of the Company's common stock, at a 20% discount from the fair value of the same number of unrestricted shares of common stock. Restricted shares of common stock purchased under the Management Plan will generally be restricted from sale or transfer for three years from date of purchase. The Employee Plan allows the Company's associates not covered under the Management Plan to purchase shares of the Company's common stock at a 15% discount from their fair market value.

The Company recognizes compensation expense for the discount on restricted shares of common stock purchased under the Management Plan. Such discounts are recognized as expense on a straight-line basis over the three-year period during which the shares are restricted from sale or transfer. The Company is not required to record compensation expense with respect to shares purchased under the Employee Plan.

A summary of the information relative to the Company's stock option plans follows:

(number of shares in thousands)	Number of Shares	Weighted Average Exercise Price
Outstanding at January 24, 1999	19,186	19.36
Granted	5,468	14.49
Exercised	2,181	7.53
Forfeited	3,909	21.24
Outstanding at January 23, 2000	18,564	18.89
Granted	4,811	13.25
Exercised	1,397	7.52
Forfeited	4,324	20.80
Outstanding at January 28, 2001	17,654	17.82
Granted	**3,326**	**16.51**
Exercised	**2,659**	**12.25**
Forfeited	**2,906**	**19.34**
Outstanding at January 27, 2002	**15,415**	**18.11**
Balance exercisable at		
January 23, 2000	4,639	14.26
January 28, 2001	6,803	16.80
January 27, 2002	**7,619**	**18.22**

The weighted-average fair values of options at their grant date where the exercise price equals the market price on the grant date were $6.09, $5.17, and $5.84 in 2001, 2000, and 1999, respectively.

As permitted, the Company has adopted the disclosure-only option of Financial Accounting Standards Board Statement No. 123, "Accounting for Stock Based Compensation" (FAS 123). The pro forma net income had the Company adopted the fair-value accounting provisions of FAS 123 would have been $80.9, $31.6, and $68.3 in 2001, 2000, and 1999, respectively. Pro forma diluted and basic earnings per share would have been $0.98, $0.39, and $0.85 and $1.00, $0.40, and $0.88 in 2001, 2000, and 1999, respectively.

The Black-Scholes option valuation model was used to calculate the fair market value of the options at the grant date for the purpose of disclosures required by FAS 123. The following assumptions were used in the calculation:

	2001	2000	1999
Risk-free interest rate	**3.1–5.4%**	4.8–6.8%	4.9–6.7%
Expected life	**3–10 years**	2.5–10 years	3–10 years
Expected volatility	**33.3–47.5%**	33.3–40.9%	33.3–40.3%
Expected dividends	**0%**	0%	0%

The following table summarizes the information regarding stock options outstanding at January 27, 2002 (number of shares in thousands):

	Outstanding			Exercisable	
Range of Exercise Prices	Number of Shares	Weighted Average Remaining Life	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
$ 6.81–$10.22	**1,762**	**3.4**	**$ 8.69**	**1,762**	**$ 8.69**
$10.23–$13.63	**3,368**	**4.4**	**12.80**	**1,207**	**12.73**
$13.64–$17.03	**4,351**	**5.7**	**14.70**	**1,413**	**14.43**
$17.04–$20.44	**1,361**	**4.9**	**18.16**	**442**	**17.84**
$20.45–$27.25	**979**	**4.6**	**24.04**	**752**	**24.20**
$27.26–$30.66	**2,786**	**5.6**	**29.79**	**1,571**	**29.77**
$30.67–$34.06	**808**	**5.9**	**31.61**	**472**	**31.49**

A summary of the information relative to the Company's stock purchase plans follows:

(number of shares in thousands)	Number of Shares	Weighted Average Purchase Price	Weighted Average at Grant Date FMV
Stock issued under stock purchase plans			
Management plan			
1999	106	10.91	13.64
2000	13	10.56	13.21
2001	**24**	**13.26**	**16.57**
Employee plan			
1999	118	12.79	15.05
2000	65	12.38	14.56
2001	**35**	**16.52**	**19.43**

Note 14.

Financial Instruments

Effective January 29, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (FAS 133), as amended. FAS 133 requires the transition adjustment resulting from adoption to be reported in net income or other comprehensive income, as appropriate, as the cumulative effect of a change in accounting principle. Accordingly, the Company recorded a cumulative transition adjustment to decrease other comprehensive income by $1.6 (net of tax) to recognize the fair value of its derivative financial instruments as of the date of adoption.

The Company is subject to risk resulting from interest rate fluctuations, as interest on the Company's borrowings is principally based on variable rates. The Company's objective in managing its exposure to interest rate fluctuations is to limit the impact of interest rate changes on earnings and cash flows and to lower its overall borrowing costs. The Company primarily utilizes interest rate swaps to achieve this objective, effectively converting a portion of its variable rate exposures to fixed interest rates. In accordance with the provisions of FAS 133, the Company has designated all of its interest rate swap agreements as cash flow hedges.

The Company recognizes the fair value of its derivatives on the consolidated balance sheets. Changes in the fair value of a derivative that is designated as, and meets all the required criteria for, a cash flow hedge are recorded in accumulated other comprehensive income and reclassified into earnings as the underlying hedged item affects earnings. Amounts reclassified into earnings related to interest swap agreements are included in interest expense. For the year ended January 27, 2002, unrealized after-tax net losses of $3.1 related to interest rate swaps were recorded in other comprehensive income, including the $1.6 cumulative transition adjustment. As of January 27, 2002, $3.1 of net unrealized losses related to interest rate swaps was included in accumulated other comprehensive income, approximately $2.6 of which is expected to be reclassified into earnings during the next 12 months. The hedge ineffectiveness for the year ending January 27, 2002 was not material.

As of January 27, 2002, and January 28, 2001, the Company had the following interest rate instruments in effect:

	January 27, 2002			
	Notional Amount	Strike Rate	Period	Fair Market Value
Interest rate swaps	$ 100.0	5.2%	1/01–1/02	$ (0.3)
	$ 75.0	5.7%	1/00–1/03	$ (2.7)
	$ 50.0	5.1%	1/01–1/02	$ (0.1)
	$ 33.0[a]	6.6%	10/98–10/03	$ (0.8)
	$ 33.0[a]	6.9%	9/98–9/03	$ (1.2)

(a) Notional amount is the U.S. dollar equivalent of 20.0 British pounds.

	January 28, 2001			
	Notional Amount	Strike Rate	Period	Fair Market Value
Interest rate swaps	$ 50.0	6.0%	1/00–1/01	$ 0.0
	$ 75.0	5.7%	1/00–1/03	$ (0.7)
	$ 33.0[a]	6.6%	10/98–10/03	$ (0.7)
	$ 33.0[a]	6.9%	9/98–9/03	$ (1.3)

(a) Notional amount is the U.S. dollar equivalent of 20.0 British pounds.

Note 15.

Segment Information

The Company is organized based upon the following operating segments: domestic Borders stores, Waldenbooks stores, international Borders and Books etc. stores, and other (consisting of interest expense and certain corporate governance costs).

The accounting policies of the segments are the same as those described in the "Summary of Significant Accounting Policies." Segment data includes charges allocating all corporate headquarters costs to each segment. Transactions between segments, consisting principally of inventory transfers, are recorded primarily at cost. The Company evaluates the performance of its segments and allocates resources to them based on anticipated future contribution. Amounts relating to Borders.com, other than intercompany interest expense (net of related taxes), have been reclassified from prior years into the Borders segment. Intercompany interest charges (net of related taxes) relating to Borders.com have been included in the other segment.

	2001	2000	1999
Sales			
Borders	$ 2,234.1	$ 2,107.7	$ 1,841.1
Waldenbooks	902.1	944.3	959.1
International	251.7	219.2	168.2
Total continuing operations	$ 3,387.9	$ 3,271.2	$ 2,968.4
Interest expense (income)			
Borders	$ 9.1	$ 12.8	$ 16.4
Waldenbooks	(28.3)	(26.2)	(22.3)
International	14.3	12.4	8.9
Other	19.3	14.1	13.6
Total continuing operations	$ 14.4	$ 13.1	$ 16.6
Income tax expense (benefit)			
Borders	$ 48.8	$ 38.2	$ 39.9
Waldenbooks	23.7	24.2	34.7
International	(6.4)	(6.8)	(5.8)
Other	(10.9)	(7.4)	(8.4)
Total continuing operations	$ 55.2	$ 48.2	$ 60.4
Depreciation and amortization expense			
Borders	$ 65.4	$ 60.7	$ 52.8
Waldenbooks	21.4	25.8	23.9
International	9.4	8.8	6.5
Other	—	—	0.3
Total continuing operations	$ 96.2	$ 95.3	$ 83.5
Net income (loss)			
Borders	$ 72.1	$ 56.5	$ 58.4
Waldenbooks	39.5	40.2	55.5
International	(7.5)	(10.2)	(7.9)
Other	(16.7)	(12.7)	(12.0)
Total continuing operations	87.4	73.8	94.0
Discontinued operations	—	(30.2)	(3.7)
Total net income	$ 87.4	$ 43.6	$ 90.3
Total assets			
Borders	$ 1,339.3	$ 1,309.0	
Waldenbooks	380.0	432.0	
International	257.7	216.1	
Other	202.3	75.4	
Total continuing operations	2,179.3	2,032.5	
Discontinued operations	—	14.6	
Total assets	$ 2,179.3	$ 2,047.1	
Capital expenditures			
Borders	$ 40.5	$ 87.6	
Waldenbooks	7.5	19.3	
International	24.6	16.0	
Other	18.1	15.8	
Total continuing operations	90.7	138.7	
Discontinued operations	—	2.4	
Total capital expenditures	$ 90.7	$ 141.1	

Total assets for the other operating segment include certain corporate headquarters asset balances which have not been allocated to the other segments; however, depreciation expense associated with such assets has been allocated to the other segments.

Long-lived assets by geographic area are as follows:

	2001	2000	1999
Long-lived assets			
Domestic	$ 580.3	$ 566.8	$ 567.9
International	156.9	145.2	148.7
Total long-lived assets	$ 737.2	$ 712.0	$ 716.6

Note 16.

Unaudited Quarterly Financial Data

	Fiscal 2001 Quarter Ended			
	April	July	October	January
Sales	$ 729.9	$ 739.8	$ 713.7	$ 1,204.5
Cost of merchandise sold (includes occupancy)	545.1	553.7	534.0	806.4
Operating income (loss)	(26.0)	4.1	(1.4)	180.3
Income (loss) from continuing operations	(18.9)	0.1	(3.1)	109.3
Net income (loss)	(18.9)	0.1	(3.1)	109.3
Diluted earnings (loss) per common share from continuing operations	(0.24)	—	(0.04)	1.32
Basic earnings (loss) per common share from continuing operations	(0.24)	—	(0.04)	1.35

	Fiscal 2000 Quarter Ended			
	April	July	October	January
Sales	$ 679.7	$ 698.4	$ 701.0	$ 1,192.1
Cost of merchandise sold (includes occupancy)	503.9	518.0	523.7	808.9
Operating income (loss)	3.5	3.4	(0.1)	128.3
Income (loss) from continuing operations	0.7	—	(2.6)	75.7
Net income (loss)	(0.9)	(1.6)	(5.0)	51.1
Diluted earnings (loss) per common share from continuing operations	0.01	—	(0.03)	0.95
Basic earnings (loss) per common share from continuing operations	0.01	—	(0.03)	0.96

Earnings per share amounts for each quarter are required to be computed independently and may not equal the amount computed for the total year.

REPORT OF INDEPENDENT AUDITORS

To

The Board of Directors and
Stockholders of Borders Group, Inc.

We have audited the accompanying consolidated balance sheets of Borders Group, Inc. as of January 27, 2002 and January 28, 2001, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated statements of operations, stockholders' equity, and cash flows of Borders Group, Inc. for the year ended January 23, 2000, were audited by other independent accountants whose report dated March 6, 2000, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the January 27, 2002 and January 28, 2001 financial statements referred to above present fairly, in all material respects, the consolidated financial position of Borders Group, Inc. at January 27, 2002 and January 28, 2001, and the consolidated results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Detroit, Michigan
March 12, 2002

directors and officers

BOARD OF DIRECTORS



Gregory P. Josefowicz
Chairman,
President and
Chief Executive Officer
Borders Group, Inc.



Joel J. Cohen
Retired Managing Director
Investment Banking Group
Donaldson, Lufkin and
Jenrette Securities
Corporation (DLJ)



Robert F. DiRomualdo
Former Chairman
Borders Group, Inc.



Peter R. Formanek
Retired President and
Chief Operating Officer
Autozone



Amy B. Lane
Retired Managing Director
Investment Banking Group
Merrill Lynch



Victor L. Lund
Board Chairman
Albertson's, Inc.



Dr. Edna Greene Medford
Associate Professor of History
and former Director of the
Undergraduate Program in
History at Howard University



George R. Mrkonic
Former Vice Chairman
Borders Group, Inc.



Lawrence I. Pollock
President and
Chief Operating Officer
Cole National Corporation



Beth M. Pritchard
President and
Chief Executive Officer
Bath & Body Works

EXECUTIVE OFFICERS

Gregory P. Josefowicz
Chairman,
President and
Chief Executive Officer

Vincent E. Altruda
President
Borders International Stores

Thomas D. Carney
Vice President, General
Counsel and Secretary

Tamara L. Heim
President
Borders Stores and
Borders Online

Daniel T. Smith
Vice President
Human Resources

Michael G. Spinozzi
Executive Vice President
Chief Marketing Officer

Ronald S. Staffieri
President
Waldenbooks Stores

Edward W. Wilhelm
Senior Vice President
Chief Financial Officer

Mark A. Winterhalter
Vice President
Information Technology

stockholders' information

STOCKHOLDER INFORMATION

Corporate Headquarters
Borders Group, Inc.
100 Phoenix Drive
Ann Arbor, Michigan 48108
734-477-1100

Independent Accountants
Ernst & Young LLP
500 Woodward Avenue
Detroit, Michigan 48226

Registrar and Stock Transfer Agent
EquiServe Trust Company, NA
P.O. Box 2500
Jersey City, NJ 07303
800-446-2617

Common Stock
The Company's Common Stock trades on the New York Stock Exchange under the symbol BGP.

Annual Meeting
Borders Group, Inc.'s annual meeting of stockholders will be held on May 23, 2002 at 11:30 a.m. Eastern time at
The Ritz-Carlton Fairlane Plaza
300 Towncenter Drive
Dearborn, Michigan 48126

Market Price for Common Stock
The following table sets forth for the period indicated the high and low market prices for the Common Stock on the New York Stock Exchange.

2001	High	Low
Q1	$18.00	$12.50
Q2	$23.50	$17.40
Q3	$24.43	$16.74
Q4	$24.14	$14.64

As of March 14, 2002, there were approximately 3,857 holders of the Company's Common Stock. This number excludes individual stockholders holding stock under nominee security position listings.

Dividends
The Company has not declared any cash dividends and intends to retain its earnings to finance future growth. Therefore, the Company does not anticipate paying any cash dividends in the foreseeable future. The declaration and payment of dividends, if any, is subject to the discretion of the Board of Directors of the Company and to certain limitations under the Michigan Business Corporation Act. In addition, the Company's ability to pay dividends is restricted by certain agreements to which the Company is a party. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

Stockholders' Inquiries
For information about Borders Group, Inc. and its subsidiaries, including Annual Reports, Form 10-K and 10-Q documents and other available financial information, please send your request to:
Borders Group, Inc.
Investor Relations
100 Phoenix Drive
Ann Arbor, Michigan 48108
Phone 734-477-1794
Fax 734-477-1517

Information can also be obtained via the Internet by visiting the Borders Web site at www.bordersgroupinc.com.

SAFE HARBOR STATEMENT

THIS REPORT CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. ONE CAN IDENTIFY THESE FORWARD-LOOKING STATEMENTS BY THE USE OF WORDS SUCH AS "EXPECTS," "ANTICIPATES," "PLANS," "AGENDA," "WILL," "ESTIMATES," "BELIEVES," "MAY," "INDICATES," "FORECASTS," "FOCUSING," "GUIDANCE," "OUTLOOK," "PROJECTS," "INITIATIVES," "STRIVES," "SEEKS," "GOALS," "ANTICIPATE," "LOOKS FORWARD," "SHOULD," AND OTHER WORDS OF SIMILAR MEANING. ONE CAN ALSO IDENTIFY THEM BY THE FACT THAT THEY DO NOT RELATE STRICTLY TO HISTORICAL OR CURRENT FACTS. THESE STATEMENTS ARE LIKELY TO ADDRESS THE COMPANY'S GROWTH STRATEGY, FUTURE FINANCIAL PERFORMANCE (INCLUDING SALES AND EARNINGS PROJECTIONS), SHAREHOLDER VALUE, MARKETING AND EXPANSION PLANS, AND THE IMPACT OF GROWTH INITIATIVES. THESE STATEMENTS ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE COMPANY'S FORWARD-LOOKING STATEMENTS. PLEASE REFER TO THE COMPANY'S ANNUAL, QUARTERLY AND PERIODIC REPORTS ON FILE WITH THE SEC FOR A DETAILED DISCUSSION OF SUCH RISKS AND UNCERTAINTIES. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO UPDATE FORWARD-LOOKING STATEMENTS.

DESIGN: SEQUEL STUDIO, NEW YORK. PRINCIPAL PHOTOGRAPHY: ROY ZIPSTEIN. ADDITIONAL ART: ASHTON WORTHINGTON, YOLANDA GONZALEZ

stay tuned

WE'RE ALWAYS IMPROVING THE BORDERS EXPERIENCE

The equation is simple: Keep coming up with fresh ideas and customers will keep coming back for more. Borders B-Listening® stations are the latest innovation we're rolling out in all of our new stores. Customers love it. B-Listening enables music fans to listen to any track on virtually any CD in our store, just by scanning the bar code. It's fast, fun, easy and way cool. So keep coming back to Borders.

You never know what we'll come up with next.



100 PHOENIX DRIVE
ANN ARBOR, MI 48108-2202

BORDERS GROUP